

10036025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

GENEVA TRADING LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1822
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN 312-431-0014
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, GARY SILVERMAN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

GENEVA TRADING LLC as of

DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 26 day of February, 2010



Notary Public


"OFFICIAL SEAL"
Belinda S. Lentz
Notary Public, State of Illinois
My Commission Expires April 9, 2010

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GENEVA TRADING LLC
(An Illinois Limited Liability Company)

TABLE OF CONTENTS

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Members
Geneva Trading LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Geneva Trading LLC (the Company) as of December 31, 2009 and the related statements of income, changes in member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Trading LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 24, 2010

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash In Bank		$ 8,600
Securities Owned, at Fair Value		44,211,369
Options Owned, at Fair Value		38,609,253
Due from Broker		2,377,809
Accounts Receivable		2,063
Prepaid State Income Tax		1,243
Total Current Assets		$ 85,210,337
OTHER ASSET		
Exchange Membership, at Cost		165,100
TOTAL ASSETS		$ 85,375,437

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Due To Broker		$ 31,319,296
Securities Sold, Not yet Purchased, at Fair Value		12,685,113
Options Sold, Not Yet Purchased, at Fair Value		37,587,206
Accounts Payable		14,592
Due to Profit Sharing Plan		59,850
Total Current Liabilities		$ 81,666,057
MEMBERS' CAPITAL		
Members' Beginning Capital	$ 6,008,746	
Net Income for the Year	2,085,851	
Members' Net Withdrawals for the Year	(4,385,217)	
Total Members' Capital		3,709,380
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 85,375,437

The accompanying notes to the financial statements are an integral part of this statement.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME		
Trading Income	$ 5,365,192	
Trading Rebates	1,545,837	
Interest and Dividend Income	446,426	
Short Market Value Credit	231,374	
Miscellaneous Income	3,625	
Total Income		$ 7,592,454
OPERATING EXPENSES		
Floor Brokerage Costs	$ 3,962,853	
Interest Expense	623,706	
Dividends Paid	414,782	
Seat Lease	212,215	
Salaries	132,814	
Software	71,351	
Professional Fees	28,136	
Licenses and Permits	24,605	
Data Processing	14,774	
Outside Services	9,740	
Profit Sharing Plan Contribution	7,725	
Payroll Taxes	2,530	
Telephone	750	
Office and Miscellaneous	622	
Total Operating Expenses		5,506,603
NET INCOME FOR THE YEAR		$ 2,085,851

The accompanying notes to the financial statements are an integral part of this statement.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	1/1/2009 Balance	Gains (Losses)	Contri- butions	With- drawals	12/31/2009 Balance
Geneva Derivatives	$ 2,643,775	$ 1,387,665	$ -	$ (2,557,674)	$ 1,473,766
Gary Silverman	42,894	53,822	100,000	(52,887)	$143,829
Dan Williams	556,551	140,061	-	-	$696,612
John Malone	925,316	56,316	-	(120,616)	861,016
Joseph Pultz	988,158	387,615	-	(840,617)	535,156
William Sutton	852,052	61,372	-	(913,424)	-
TOTALS	$ 6,008,746	$ 2,086,851	$ 100,000	$ (4,485,218)	$ 3,710,379

The accompanying notes to the financial statements
are an integral part of this statement.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTHING

TO

REPORT

The accompanying notes to the financial statements
are an integral part of this statement.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Provided By Net Income		$ 2,085,851
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES	$ -	
NET CHANGES IN:		
Accounts Receivable	176,571	
Due from Broker	(2,377,809)	
Securities Owned	(25,969,805)	
Options Owned	59,669,099	
Prepaid State Tax	(1,243)	
Securities Short	69,987	
Executed Trades, Not Settled	4,479,433	
Options Short	(51,505,620)	
Due to Broker	17,861,092	
Accounts Payable	(55,741)	
Due to Profit Sharing	(40,650)	
State Tax Payable	(2,324)	
Total Adjustments and Net Changes		2,302,990
Net Cash Provided By Operating Activities		$ 4,388,841
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS USED BY FINANCING ACTIVITIES		
Members' Cash Distributions	($4,485,217)	
Member's Cash Contribution	100,000	
Net Cash Used By Financing Activities		(4,385,217)
NET INCREASE IN CASH		$ 3,624
CASH AT BEGINNING OF YEAR		4,976
CASH AT END OF YEAR		$ 8,600
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Income Tax Payments		$ 6,100
Interest Payments		$ 623,706

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Geneva Trading LLC (the Company) is a limited liability company, which was originally formed in the state of Illinois in August, 1999. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange. The Company is a designated primary market maker authorized to trade proprietarily off the floor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair value.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Profit Sharing Plan

The Company sponsors a 401(k) Plan which allows its eligible employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a variable contribution of at least 3% of the employees' qualified earnings. The Company's contribution for 2009 was $7,725.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Exchange Membership

The Company's exchange membership, which represents ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange value impairment in 2009. At December 31, 2009, the fair value of the exchange membership was $2,600,000

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or for liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	
	Assets	Liabilities
Stocks	$44,211,369	$12,685,113
Options	38,609,253	37,587,206
	$82,820,622	$50,272,319

At December 31, 2009, the Company did not have any level 2 or level 3 inputs

.

NOTE 4- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. The Company traded only exchange-traded derivatives, principally futures and certain options, based on quoted market prices during the year ended December 31, 2009. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital and net capital requirements of 3,286,505 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 1.8%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies; but all adjustments were booked for the preparation of the audited financial statements.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

TOTAL MEMBERS' EQUITY		$3,709,380
LESS - NONALLOWABLE ASSETS		
Membership	$165,100	
Prepaid State Tax	1,243	
Total Non-Allowable Assets		166,343
NET EQUITY BEFORE HAIRCUTS		$3,543,037
HAIRCUTS ON SECURITIES		
Securities	$256,532	
Undue Concentration	-	
Total Haircuts		256,532
NET CAPITAL		$3,286,505
MINIMUM NET CAPITAL REQUIREMENT		100,000
EXCESS NET CAPITAL		$ 3,186,505
EXCESS NET CAPITAL AT 1000%		$ 3,280,520

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS		
Item included in the Statement of Financial Condition:		
Due to Profit Sharing Plan	$ 59,850	
TOTAL AGGREGATE INDEBTEDNESS		$ 59,850
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.8%

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditor's Report.

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Members
Geneva Trading LLC
Chicago, Illinois

In planning and performing my audit of the financial statements and supplemental schedules of Geneva Trading LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purposes of expressing my opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for the safeguarding of securities. This study included tests of such compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authoriza-

tion and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adverse affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate, at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange and any other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2010

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5(e)(4)

To the Members
Geneva Trading LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Geneva Trading LLC for the year ended December 31, 2009. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I followed are as follows.

1. Compared listed assessment payments with respective cash disbursement record entries,

2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2009 to December 31, 2009, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T),

3. Compared any adjustments reported on Form SIPC-7T with supporting schedules and work papers,

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and work papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Geneva Trading LLC taken as a whole.



February 24, 2010

SIPC-7T
(27 REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GENEVA TRADING LLC
440 S. LA SALLE ST. #1822
CHICAGO, IL 60605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,222

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (485)

Date Paid

737

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature], Member
(Authorized Signature)

Dated the 10 day of FEB. , 2010 .

MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 4,039,890

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 2,573,837

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C) ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 1,013,198

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 1,013,198

Total deductions — 3,551,035

2d. SIPC Net Operating Revenues — $ 488,855

2e. General Assessment @ .0025 — $ 1,222

(to page 1 but not less than $150 minimum)

GENEVA TRADING LLC
(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2009

Filed as confidential pursuant to Rule 17a-5(e)(3)
of the Securities and Exchange Commission